ALEXCO RESOURCE CORP. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2011.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2011 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

September 14, 2011

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
September 14, 2011	www.pwc.com/ca

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.

We have completed integrated audits of Alexco Resource Corp.’s (the “Company”)

June 30, 2011 and 2010 consolidated financial statements and an audit of the effectiveness of internal control over financial reporting as at June 30, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated balance sheets as at June 30, 2011 and 2010 and the consolidated statements of operations and comprehensive income (loss), cash flow and shareholders’ equity for each of the years in the two year period ended June 30, 2011, and the related notes.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at June 30, 2011 and 2010 and the results of its operations and cash flows for each of the years in the two year period ended June 30, 2011 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting
We have also audited Alexco Resource Corp’s internal control over financial reporting as at June 30, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on Alexco Resource Corp’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

(2)

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Alexco Resource Corp. maintained, in all material respects, effective internal control over financial reporting as at June 30, 2011 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

(3)

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30

(expressed in thousands of Canadian dollars)
	2011	2010

ASSETS

Current Assets
Cash and cash equivalents	$50,443	$24,383
Restricted cash and deposits (see note 17)	-	3,232
Accounts and other receivables	6,287	2,354
Inventories (see note 4)	9,656	-
Prepaid expenses and other current assets	481	720
	66,867	30,689

Restricted Cash and Deposits (see notes 10 and 17)	3,896	4,379

Property, Plant and Equipment (see note 5)	30,152	15,556

Mineral Properties (see note 6)	109,156	84,057

Intangible Assets (see note 7)	664	929

	$210,735	$135,610

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$10,912	$9,864
Environmental services contract loss provision (see note 8)	338	156
Deposit under silver purchase agreement (see note 9)	2,660	-
	13,910	10,020

Environmental Services Contract Loss Provision (see note 8)	1,664	360

Unearned Revenue	520	452

Deposits Under Silver Purchase Agreement (see note 9)	46,873	30,382

Asset Retirement Obligations (see note 10)	3,686	1,511

Future Income Tax Liabilities (see note 15)	8,105	7,995

	74,758	50,720

Shareholders’ Equity (see note 11)	135,977	84,890

	$210,735	$135,610

COMMITMENTS (see note 16)
SUBSEQUENT EVENTS (see note 13)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED JUNE 30

(expressed in thousands of Canadian dollars,
except per share and share amounts)
	2011	2010

Revenue (see note 20)	$45,102	$4,641

Cost of Sales	29,321	2,870

Gross Profit	15,781	1,771

Expenses
Accretion of asset retirement obligations (see note 10)	48	24
Amortization of property, plant and equipment (see note 5)	165	168
Amortization of intangible assets	142	517
Business development and investor relations	657	507
Foreign exchange loss	445	33
Office, administration and general overheads	1,687	1,076
Professional fees	1,164	987
Regulatory fees	233	158
Salaries and contractors and stock-based compensation (see note 13)	6,931	4,890
Travel	336	188
Write-down of property, plant and equipment	-	30
Write-down of intangible assets	123	-

	11,931	8,578

Income (Loss) Before Other Income and Taxes	3,850	(6,807)

Other Income
Interest income	275	88
Other income	18	90

Income (Loss) Before Taxes	4,143	(6,629)

Recovery of (Provision for) Taxes (see note 15)
Future	(645)	1,410

Net Income (Loss) and Comprehensive Income (Loss)	$3,498	$(5,219)

Earnings (Loss) Per Share – Basic and Diluted (see note 14)
Basic	$0.06	$(0.11)
Diluted	$0.06	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30

(expressed in thousands of Canadian dollars)
	2011	2010

Cash Flows from Operating Activities
Net income (loss)	$3,498	$(5,219)
Items not affecting cash from operations –
Unearned revenue	68	452
Depletion of mineral properties	4,019	-
Environmental services contract loss provision	1,486	(634)
Accretion of asset retirement obligations	48	24
Amortization of property, plant and equipment	1,177	255
Amortization of intangible assets	142	517
Stock-based compensation	3,044	980
Write-down of property, plant and equipment	-	30
Write-down of intangible assets	123	-
Provision for (recovery of) future taxes	645	(1,410)

	14,250	(5,005)

Expenditures on asset retirement obligations	(47)	(130)
Reduction of deposits under silver purchase agreement	(4,514)	-
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(3,933)	(16)
Inventories	(2,104)	-
Prepaid expenses and other current assets	(470)	134
Accounts payable and accrued liabilities	7,532	252

	10,714	(4,765)

Cash Flows from Investing Activities
Investment in mineral properties	(37,572)	(14,574)
Purchase of property, plant and equipment	(17,289)	(10,029)
Increase in restricted cash and deposits	(1,194)	(13,133)
Decrease in restricted cash and deposits	4,911	11,787

	(51,144)	(25,949)

Cash Flows from Financing Activities
Receipt of deposits under silver purchase agreement	23,665	12,172
Common shares issued through offerings	41,000	35,225
Issuance costs	(2,719)	(3,047)
Common shares issued on exercise of stock options	4,544	420
Common shares issued on exercise of warrants	-	282

	66,490	45,052

Increase in Cash and Cash Equivalents	26,060	14,338

Cash and Cash Equivalents – Beginning of Year	24,383	10,045

Cash and Cash Equivalents – End of Year	$50,443	$24,383

SUPPLEMENTAL INFORMATION (see note 19)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

(expressed in thousands of
Canadian dollars, except	Common Shares
shares amounts)				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2009	43,079,586	$70,022	$2,854	$5,223	$1,090	$(19,426)	$59,763

Equity offerings, net of issuance costs (see notes 11(a) and (b))	9,725,000	33,091	-	-	-	-	33,091
Issuance costs attributed to renunciation of exploration expenditures (see note 11(c))	-	(4,650)	-	-	-	-	(4,650)
Compensation expense recognized	-	-	-	1,438	-	-	1,438
Exercise of stock options	174,350	451		(168)	-	-	283
Stock options expired	-	-	-	(231)	231	-	-
Exercise of warrants	210,000	454	(34)	-	-	-	420
Warrants expired, net of tax	-	-	(2,820)	-	2,584	-	(236)
Net loss for the year	-	-	-	-	-	(5,219)	(5,219)

Balance – June 30, 2010	53,188,936	99,368	-	6,262	3,905	(24,645)	84,890

Equity offering, net of issuance costs (see note 11(d))	5,000,000	38,814	282	-	-	-	39,096
Issued for acquisition of mineral property interest	3,370	25	-	-	-	-	25
Compensation expense recognized	-	-	-	3,924	-	-	3,924
Exercise of stock options	1,745,259	6,906	-	(2,362)	-	-	4,544
Stock options expired	-	-	-	(382)	382	-	-
Net income for the year	-	-	-	-	-	3,498	3,498

Balance – June 30, 2011	59,937,565	$145,113	$282	$7,442	$4,287	$(21,147)	$135,977

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principle businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere in the Americas.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Significant Accounting Policies

	(a)	Basis of Consolidation and Financial Statement Presentation

The Corporation’s consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-company transactions and balances are eliminated on consolidation. Significant differences from accounting principles generally accepted in the United States including practices prescribed by the US Securities and Exchange Commission (“US GAAP”) are described in note 22.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

	(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Significant areas requiring the use of management’s judgment include evaluating the carrying value and recoverability of property, plant and equipment, mineral properties and intangible assets; determining amortization rates; estimating asset retirement obligations including future environmental obligations and site reclamation costs; evaluating fixed price contracts to determine possible loss provisions; estimating future income taxes; determining the value of stock-based compensation and securities issued for non-cash consideration; and allocating proceeds received from issuance of units to the component securities. The use of such judgment includes, but is not limited to, the estimations of mineral resources, future mineral prices and project capital, operating and reclamation costs. Actual results could differ materially, and such estimates may be subject to change in the future.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

(d)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore extracted from the mine is stockpiled and subsequently processed into concentrate form for sale. Ore in stockpiles and concentrate are valued at the lower of cost and net realizable value, with cost comprising all mining and processing costs incurred, including labour, consumables, production- related overheads, amortization of production-related property, plant and equipment and depletion of related deferred exploration and development costs. Materials and supplies are valued at the lower of cost and replacement cost, with cost based on landed cost of purchase.

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including any directly attributable financing or interest costs, and amortization begins when the asset is substantially complete and ready for its intended use. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line
Ore processing mill	5 -30 years straight line

Management reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(f)	Mineral Properties

Mineral property interests are recorded at cost, including any directly attributable financing or interest costs, and expenditures on exploration or mine development activities undertaken on mineral properties the Corporation has acquired, or has the right to acquire, are deferred, net of any directly attributable expenditure recoveries recognized such as exploration or investment tax credits. Mineral property acquisition costs include costs of both initially acquiring and subsequently maintaining title to mineral property interests. Deferred exploration costs include exploration and other activities and expenditures directed at identifying the resource potential of the mineral property interests and otherwise developing and assessing the feasibility of bringing them into production. Once it has been determined that a mineral deposit can and will be economically developed based on a positive definitive economic analysis, deferred development costs include costs incurred prior to and during production to establish access to the deposit. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed. The carrying amount of each mineral property, including deferred exploration and development costs, is amortized against future production on a units of production basis following commencement of commercial production, or written off if the property is allowed to lapse or is abandoned.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Management reviews and evaluates the carrying amount of each mineral property, including deferred exploration and development costs, for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the mineral property, an impairment loss is recognized and the property written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(g)	Intangible Assets

Intangible assets consist of customer relationships, rights to provide services and database assets acquired through business combinations, as well as acquired patents having definite lives, and are recorded at cost. All of the Corporation’s intangible assets have definite lives, and are amortized over their expected useful lives using the following methods:

Customer relationships	5 years straight-line
Rights to provide services and database	4 years straight-line
Patents	Straight-line over remaining life

Management reviews and evaluates the carrying amount of definite life intangible assets for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(h)	Deposits Under Silver Purchase Agreement

Payments received in advance under silver purchase agreement which are refundable under certain limited circumstances (see note 9) are recorded as deposits. The balance of such deposits will be reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by the purchaser at the time, with the amount of such reduction recognized as revenue from the sale of mined silver.

(i)	Asset Retirement Obligations

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time the asset is acquired or the event occurs giving rise to such an obligation, with fair value measured by discounting the estimated cash flows required to fulfill such obligations using an appropriate interest rate. The liability is accreted over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized into the asset’s carrying value and is amortized over the asset’s useful life in accordance with the Corporation’s capital asset amortization policies. Estimates of the timing and amount of undiscounted cash flows required to fulfill asset retirement obligations are updated periodically to reflect significant changes in facts and circumstances, and the obligations are remeasured to incorporate any resulting change in their fair value. The capitalized asset retirement cost is correspondingly increased or decreased by the amount of remeasurement, and if reduced to nil then any further reduction is taken into income as a gain.

(j)	Revenue Recognition

Revenue from all environmental services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as unearned revenue. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue arising from the sale of concentrate is recognized when the significant risks and rewards of ownership of the concentrate have been transferred, generally at time of delivery to the smelter. Revenue is determined based on the estimated prices for payable metals contained in the concentrate, on which final settlement will be determined as specified in the concentrate off-take agreement. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked to market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

(k)	Stock-Based Compensation

The Corporation accounts for stock-based compensation at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options using the graded vesting attribution method and is capitalized to mineral properties for grants to individuals working directly on mineral projects. The effects of actual forfeitures of unvested options are recognized as they occur. Consideration paid on exercise of options is credited to share capital.

(l)	Income taxes

The Corporation follows the asset and liability method of tax allocation accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is estimated as more likely than not to be realized.

(m)	Translation of Foreign Currencies

The Corporation’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into the Corporation’s primary functional currency using the temporal method. Transactions in foreign currencies are translated into Canadian dollars at either actual or estimated exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

(n)	Earnings or Loss Per Share

Earnings or loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Corporation follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the weighted average market price during the period.

(o)	Financial Instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

classification. The Corporation’s cash and cash equivalents are classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method. Derivative instruments, including embedded derivatives, are considered held for trading and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on derivates held for trading are recorded as part of income. Fair values for derivate instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are separately accounted for unless they are closely related to the host contract. All other financial assets except receivables are classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities are recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

Measurement of the fair value of financial instruments is made under a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:	Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and
Level 3:	Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

3.	Future Accounting Policy Changes

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011 the Corporation will be required to adopt International Financial Reporting Standards (“IFRS”) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. The Corporation will issue its first IFRS annual consolidated financial statements for the fiscal year ending June 30, 2012, with restatement of comparative balance sheets as at June 30, 2011 and July 1, 2010 and statement of operations for the year ended June 30, 2011. During the year ending June 30, 2012, the Corporation will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 “Interim Financial Reporting” for the periods ending September 30, 2011, December 31, 2011 and March 31, 2012, with restatement of comparative balance sheets as at June 30, 2011 and July 1, 2010 and statements of operations for the comparative periods presented.

4.	Inventories

	2011	2010

Ore in stockpiles	$7,600	$-
Concentrate	1,469	-
Materials and supplies	587	-

	$9,656	$-

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Property, Plant and Equipment

		Accumulated	2011
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$4,208	$1,462	$2,746
Ore processing mill	25,666	857	24,809
Heavy machinery and equipment	4,208	1,849	2,359
Leasehold improvements	436	321	115
Furniture and office equipment	215	155	60
Computer hardware and software	405	342	63

	$35,138	$4,986	$30,152

		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,636	$1,034	$2,602
Ore processing mill under construction	10,640	-	10,640
Heavy machinery and equipment	3,170	1,154	2,016
Leasehold improvements	436	247	189
Furniture and office equipment	196	113	83
Computer hardware and software	338	312	26

	$18,416	$2,860	$15,556

The Corporation recorded amortization of property, plant and equipment for the years ended June 30, 2011 and 2010 as follows:

Financial statement line in which
amortization is recorded	2011	2010

Ore and concentrate inventories	$143	$-
Property, plant and equipment used in exploration and development of mineral properties	737	638
Ore processing mill	69	49
Cost of sales	1,012	87
General expenses	165	168

	$2,126	$942

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Mineral Properties

		Expenditures	Depletion
	June 30	Incurred	Recognized	June 30
	2010	In the Year	in the Year	2011

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$(524)	$3,029
Lucky Queen	148	-	-	148
McQuesten	2,158	20	-	2,178
Onek	1,277	-	-	1,277
Silver King	1,424	-	-	1,424
Other Keno Hill Properties	4,837	89	-	4,926
Brewery Creek	21	1	-	22
Other	98	-	-	98
	13,516	110	(524)	13,102

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	44,298	18,853	(6,541)	56,610
Lucky Queen	5,127	1,079	-	6,206
McQuesten	91	1,345	-	1,436
Onek	10,579	2,565	-	13,144
Silver King	4,806	268	-	5,074
Other Keno Hill Properties	5,551	7,944	-	13,495
Brewery Creek	-	-	-	-
Other	89	-	-	89
	70,541	32,054	(6,541)	96,054

Total	$84,057	$32,164	$(7,065)	$109,156

		Expenditures	Depletion
	June 30	Incurred	Recognized	June 30
	2009	In the Year	in the Year	2010

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$-	$3,553
Lucky Queen	148	-	-	148
McQuesten	2,138	20	-	2,158
Onek	1,277	-	-	1,277
Silver King	1,424	-	-	1,424
Other Keno Hill Properties	4,803	34	-	4,837
Brewery Creek	1	20	-	21
Other	98	-	-	98
	13,442	74	-	13,516

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	29,515	14,783	-	44,298
Lucky Queen	5,127	-	-	5,127
McQuesten	91	-	-	91
Onek	9,498	1,081	-	10,579
Silver King	1,274	3,532	-	4,806
Other Keno Hill Properties	5,328	223	-	5,551
Brewery Creek	-	-	-	-
Other	89	-	-	89
	50,922	19,619	-	70,541

Total	$64,364	$19,693	$-	$84,057

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties. One property, being Bellekeno, is in production, while the remainder of the properties are in various stages of exploration.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM mineral rights. The Subsidiary Agreement also provides that ERDC may bring any mine into production on the UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement details the basis under which ERDC is retained by the Government of Canada as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM mineral rights. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full negotiated contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of the Subsidiary Agreement.

Also under the Subsidiary Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. A portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Subsidiary Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Subsidiary Agreement. Until the earlier of the date a mine is brought into commercial production on the UKHM mineral rights, as defined in the Subsidiary Agreement, and the date the active component of closure reclamation is completed, if ERDC should be declared in default, the Corporation will be required to deposit the sum of $6 million into the separate reclamation trust as a default fee.

(b)	Bellekeno

Effective January 1, 2011, the Corporation determined commercial production had been achieved at the Bellekeno mine and ore processing mill complex. The Corporation was also determined to have satisfied the initial completion test under its silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

From July 1, 2010 through to December 31, 2010, deferred exploration and development costs of $12,796,000 were incurred with respect to the Bellekeno property, net of $4,284,000 in costs reclassified to opening inventories as at December 31, 2010 and $1,543,000 in revenue recognized for concentrate sales prior to the commencement of commercial production.

From January 1, 2011 through June 30, 2011, a further $4,195,000 in capitalized Bellekeno primary development costs were incurred, with the balance of the deferred Bellekeno costs relating to further exploration.

During the year ended June 30, 2011, the Corporate recognized depletion with respect to Bellekeno totaling $7,065,000 (2010 – $nil), of which $3,046,000 (2010 – $nil) is included in the cost of ore and concentrate inventories as at June 30, 2011, and $4,019,000 (2010 – $nil) is included in cost of sales.

(c)	McQuesten

The McQuesten property is located within the Keno Hill District. The McQuesten property is subject to a net smelter return royalty over certain McQuesten and proximal Keno Hill District mineral rights ranging from 0.5% to 2%. The McQuesten property is also subject to a second separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year.

(d)	Other Keno Hill Properties

The Corporation’s other Keno Hill District properties include the historical Elsa tailings, and numerous others. A limited number of the mineral rights comprising certain of these properties are subject to granted or pending net smelter return royalties of 1%, in addition to the royalty provisions of the Subsidiary Agreement.

(e)	Brewery Creek

The Corporation’s 100% owned Brewery Creek property is located in Canada’s Yukon Territory, and is subject to two underlying royalty agreements with third parties. The first is a “sliding scale” royalty on the first 300,000 ounces of production from the property, payable on quarterly gold production on the basis of a sliding scale ranging from US$10 to US$40 per ounce based on the prevailing gold price. As of the cessation of gold production at Brewery Creek prior to its acquisition by the Corporation, royalties under this agreement had already been paid on 278,484 ounces of gold production. The second royalty is a 5% net profits royalty (after recapture of pre- production expenditures) on profits from gold production at Brewery Creek.

In August 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one- time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Intangible Assets

		Accumulated
		Amortization and	2011
	Cost	Write-Downs	Net

Customer relationships	$332	$254	$78
Patents	3,393	2,807	586

	$3,725	$3,061	$664

		Accumulated
		Amortization and	2010
	Cost	Write-Downs	Net

Customer relationships	$332	$217	$115
Patents	3,393	2,579	814

	$3,725	$2,796	$929

8.	Environmental Services Contract Loss Provision

	2011	2010

Environmental services contract loss provision – beginning of year	$516	$1,150

Increase (decrease) due to changes in loss estimation	1,697	(237)
Reduction due to current period loss realization	(211)	(397)

Environmental services contract loss provision – end of year	2,002	516

Less: Current portion	(338)	(156)

	$1,664	$360

As described in note 6(a), under the Subsidiary Agreement ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM mineral rights until acceptance and regulator approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the site-by-site adjusted annual fee determination basis which is billable by ERDC reduces by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities.

The environmental services contract loss provision reflects aggregate future losses estimated to be realized with respect to the care and maintenance phase under the Subsidiary Agreement. In performing its quarterly review of this contract loss provision estimate for June 30, 2011, and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, management has extended the estimated date by which the care and maintenance phase will end. As a result, the estimated contract loss provision has been increased effective June 30, 2011 by $1,697,000. During the year ended June 30, 2010, the Corporation reduced the balance of the estimated contract loss provision by $237,000 as a result of a favourable reassessment of the costs estimated to be incurred in meeting its care and maintenance phase obligations. All changes in the contract loss provision are recorded within cost of sales for the period in which they occur.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Deposits Under Silver Purchase Agreement

	2011	2010

Deposits under silver purchase agreement – beginning of year	$30,382	$18,210

Deposit payments received	23,665	12,172
Reduction of deposits under silver purchase agreement	(4,514)	-

Deposits under silver purchase agreement – end of year	49,533	30,382

Less: Current portion	(2,660)	-

	$46,873	$30,382

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. Also under the agreement, prior to meeting an initial completion test based on production throughput all deposit payments received from Silver Wheaton could only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill District properties (see note 6(a), and note 17 with respect to restricted cash and deposits).

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not reduced down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation would be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (CAD$18,210,000) was received by the Corporation in December 2008. The Corporation received a further US$11,899,000 (CAD$12,172,000) during the year ended June 30, 2010 and the remaining US$23,101,000 (CAD$23,665,000) during the year ended June 30, 2011 with satisfaction of the initial completion test for the Bellekeno mine.

For year ended June 30, 2011, an aggregate total of 143,761 ounces of silver was sold to Silver Wheaton, resulting in a reduction in the outstanding deposit amount of $4,514,000.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Asset Retirement Obligations

	2011	2010

Asset retirement obligations – beginning of year	$1,511	$810

Fair value of additional asset retirement obligations incurred	2,174	807
Expenditures on asset retirement obligations	(47)	(130)
Accretion	48	24

Asset retirement obligations – end of year	$3,686	$1,511

The Corporation’s asset retirement obligations consist of costs expected to be required in respect of presently-ongoing reclamation and closure activities at the Brewery Creek property, and costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno mine. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at June 30, 2011, the Corporation has provided reclamation security totaling $2,808,000 (2010 – $2,483,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

During the year ended June 30, 2011, the Corporation recorded $3,603,000 (2010 - $807,000) for the fair value of incremental reclamation obligations arising from the development, construction, and mining activity undertaken during the year with respect to the Bellekeno mine.

The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligations is estimated to be $4,459,000 (2010 – $2,035,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In determining the carrying value of the asset retirement obligations, the Corporation has used a credit-adjusted risk-free rate of between 3.4% and 4.0% per annum.

11.	Shareholders’ Equity

The Corporation’s authorized share capital consists of an unlimited number of common shares, without par value.

Share capital transactions occurring during the years ended June 30, 2011 and 2010 are summarized as follows:

(a)

Effective December 23, 2009, the Corporation issued by way of private placement 2,375,000 flow- through common shares on a brokered basis at $4.00 per share, for aggregate gross proceeds of $9,500,000. Net proceeds from the issuance were $9,056,000, after issuance costs comprised of the agents’ commission of $557,000 and other issuance costs of $78,000, less the future income tax benefit of such costs of $191,000.

(b)

Effective February 11, 2010, the Corporation issued 7,350,000 common shares under a short form prospectus at $3.50 per share, for aggregate gross proceeds of $25,725,000. The underwriters were paid a commission of 7% of the gross proceeds from the offering. Net proceeds from the issuance were $24,035,000, after issuance costs comprised of the underwriters’ commission of $1,801,000 and other issuance costs of $613,000, less the future income tax benefit of such costs of $724,000.

(c)

During the year ended June 30, 2010, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes totaling $15,500,000 in respect of flow-through common shares issued in March and December of 2009. The Corporation recognized a resultant

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

future income tax liability totaling $4,650,000 arising from these renunciations, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

(d)

Effective December 23, 2010, the Corporation issued 5,000,000 common shares pursuant to a bought deal equity offering under a short form prospectus at $8.20 per share, for aggregate gross proceeds of $41,000,000. The underwriters were paid a cash commission of 6% of the gross proceeds from the brokered offering, and received broker warrants to acquire 200,000 common shares at any time until December 23, 2011 at a price of $8.50 per share. Net proceeds from the issuance were $38,814,000, after issuance costs comprised of the underwriters’ commission of $2,460,000, the fair value of the broker warrants granted of $282,000 and other issuance costs of $259,000, less the future income tax benefit of such costs of $815,000.

12.	Warrants

The changes in warrants issued are as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – June 30, 2009	$5.37	2,094,689	$2,854

Warrants exercised	$2.00	(210,000)	(34)

Warrants expired, net of tax	$5.75	(1,884,689)	(2,820)

Balance – June 30, 2010	-	-	-

Broker warrants issued (see note 11(d))	$8.50	200,000	282

Balance – June 30, 2011	$8.50	200,000	$282

The fair value of warrants issued during the year ended June 30, 2011 was determined under the Black- Scholes option pricing model based on their full term and using a risk-free interest rate of 1.20%, an expected volatility of 59% and no expected dividends.

13.	Stock-Based Compensation

The Corporation has a stock option plan that was most recently approved by its shareholders on December 12, 2008. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting, subject to the requirement that the exercise price not be less than the market price of the common shares at the granting date. As at June 30, 2011, a total of 4,438,494 options were outstanding under the plan (2010 – 4,795,750). The aggregate number of common shares issued or issuable on exercise of stock options granted under this plan cannot exceed 10% of the number of common shares issued and outstanding from time to time, and accordingly 1,555,263 remain available for future grantings as at June 30, 2011.

In addition, as at June 30, 2011 an additional 150,000 stock options (2010 – 150,000) remained outstanding which were originally granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange.

All stock options granted during the years ended June 30, 2011 and 2010 carried exercise prices equal to the fair value of the common shares as at the granting date. Of the 1,373,500 stock options granted during the 2011 fiscal year (2010 – 1,432,000), a total of 1,000,083 (2010 – 1,382,000) vest in tranches within two

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

years of the date of grant, and the remaining 373,417 (2010 – 50,000) were fully vested on granting. The weighted average per-share fair value of options granted during 2011 was $4.10 (2010 – $1.91) .

The Corporation recorded stock-based compensation expense for the years ended June 30, 2011 and 2010 in respect of options granted as follows:

Financial statement line in which stock-based
compensation expense is recorded	2011	2010

Ore and concentrate inventories	$84	$-
Mineral Properties	796	458
Cost of sales	440	-
General expenses	2,604	980

	$3,924	$1,438

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 2.3% to 2.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 73% to 77% and no expected dividends (2010 – risk-free interest rate ranging from 2.4% to 2.5%, expected life of 4 years, expected volatility ranging from 76% to 83% and no dividends).

Changes in incentive stock options outstanding during the years ended June 30, 2011 and 2010 are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – June 30, 2009	$2.90	3,801,100	$5,223

Stock options granted	$3.33	1,432,000	-
Compensation expense recognized	-	-	1,438
Options exercised	$1.62	(174,350)	(168)
Options expired	$4.54	(113,000)	(231)

Balance – June 30, 2010	$3.03	4,945,750	6,262

Stock options granted	$7.10	1,373,500	-
Compensation expense recognized	-	-	3,924
Options exercised	$2.60	(1,745,259)	(2,362)
Options expired	$4.90	(135,497)	(382)

Balance – June 30, 2011	$4.40	4,438,494	$7,442

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive stock options outstanding and exercisable at June 30, 2011 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	300,000	0.96	$0.80	300,000	$0.80
$1.50	57,500	1.47	$1.50	57,500	$1.50
$1.65	295,000	4.72	$1.65	295,000	$1.65
$2.90	50,000	5.39	$2.90	50,000	$2.90
$3.08	750,000	1.88	$3.08	750,000	$3.08
$3.45	835,995	5.73	$3.45	492,329	$3.45
$4.46	118,500	3.62	$4.46	118,500	$4.46
$4.99	554,000	2.55	$4.99	554,000	$4.99
$5.19	150,000	3.28	$5.19	150,000	$5.19
$5.38	50,000	2.92	$5.38	50,000	$5.38
$5.90	15,000	2.67	$5.90	15,000	$5.90
$7.10	1,258,999	6.57	$7.10	305,676	$7.10
$8.13	3,500	6.86	$8.13	1,750	$8.13

	4,438,494	4.23	$4.40	3,139,755	$3.69

Subsequent to June 30, 2011, a total of 60,333 incentive stock options have been exercised, and 19,667 have expired due to cessation of employment.

14.	Earnings (Loss) Per Share

	2011	2010

Numerator
Net income (loss)	$3,498	$(5,219)

Denominator
For basic – weighted average number of shares outstanding	56,675	47,331
Effect of dilutive securities – incentive stock options	1,557	-
For diluted – adjusted weighted average number of shares outstanding	58,232	47,331

Earnings (Loss) Per Share
Basic	$0.06	$(0.11)
Diluted	$0.06	$(0.11)

Incentive stock options to acquire 4,945,750 shares were outstanding at June 30, 2010 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive, given the Corporation recorded a net loss in that year. Warrants to acquire 200,000 shares were outstanding at June 30, 2011 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive, given their exercise price was greater than the average market price of the Corporation's shares over that year.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Income Taxes

The following table reconciles the income taxes that would be incurred by applying statutory tax rates to the Corporation’s pre-tax income and the taxes actually recorded:

	2011	2010

Income (loss) before taxes	$4,143	$(6,629)
Statutory tax rate	32.25%	33.50%

Income (loss) taxes at statutory tax rates	1,336	(2,221)

Non-deductible permanent differences	930	294
Differences in foreign tax rates	173	38
Effect of differences in tax rates	(753)	176
Change in valuation allowance	(1,284)	153
Other	243	150

Provision for (recovery of) future taxes	$645	$(1,410)

The tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases deductible against taxable income of future years, including non-capital losses, are summarized as follows:

	2011	2010

Future income tax assets:
Losses carried forward	$2,829	$5,408
Property, plant and equipment and intangible assets	1,994	1,527
Mineral properties	419	644
Environmental services contract loss provision	768	155
Share issuance costs	1,308	987
Asset retirement obligation	867	331
Other	185	199
	8,370	9,251
Valuation allowance	(1,491)	(2,775)
	6,879	6,476

Future income tax liabilities:
Inventory	(921)	-
Mineral properties	(13,826)	(14,471)
Other	(237)	-

Net future income tax liabilities	$(8,105)	$(7,995)

As at June 30, 2011, the Corporation has available non-capital losses for income tax purposes in Canada and the US totaling approximately $2,999,000 which are available to be carried forward to reduce taxable income in future years and for which no future income tax asset has been recognized, and which expire as follows:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Canada	US	Total

2026	$-	$-	$-
2027	-	84	84
2028	-	290	290
2029	-	728	728
2030	-	707	707
2040	275	915	1,190

	$275	$2,724	$2,999

Deductible temporary differences, including non-capital losses, as at June 30, 2011 for which no future income tax asset has been recognized total $4,076,000 (2010 – $8,474,000).

16.	Commitments

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2011 are as follows:

2012	$510
2013	463
2014	472
2015	428
2016	385
Thereafter	183

$2,441

(b)	As of June 30, 2011, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $847,000.

(c)

As of December 31, 2010, the Corporation had fully met its obligation to incur renounceable exploration expenditures in respect of flow-through shares issued in December 2009 and for all prior flow-through share issuances.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Financial Instruments Financial Assets and Liabilities

Information regarding the Corporation’s financial assets and liabilities is summarized as follows:

	2011		2010

	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Held for trading –
Cash and cash equivalents –
Cash	$12,596	$12,596	$1,180	$1,180
Demand deposits	37,847	37,847	23,203	23,203
Accounts receivable arising from sales of concentrates	3,768	3,768	-	-
	54,211	54,211	24,383	24,383
Restricted cash and deposits –
Cash and demand deposits	-	-	4,851	4,851
	$54,211	$54,211	$29,234	$29,234

Held to maturity –
Restricted cash and deposits –
Term deposits	$3,896	$3,896	$2,760	$2,760
	$3,896	$3,896	$2,760	$2,760

The carrying amounts of the Corporation’s accounts and other receivable excluding those arising from sales of concentrate, and accounts payable and accrued liabilities, reasonably approximate their fair values.

The fair values of all of the Corporation’s financial instruments measured at June 30, 2011 and 2010 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP.

All term deposits carried initial maturity periods of twelve months or less, are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values.

Of the Corporation’s restricted cash and deposits at June 30, 2011 of $3,896,000 (2010 – $7,611,000), a total $nil represents the balance of the Silver Wheaton deposit payments received but not yet expended on the Bellekeno property (2010 – $4,851,000) (see note 9). An additional $2,808,000 (2010 – $2,483,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

The Corporation recognized interest income during the year ended June 30, 2011 totaling $275,000 (2010 – $88,000), of which $74,000 (2010 – $3,000) represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers’ acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation’s bankers’ acceptances have been insignificant.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	2011	2010

Accounts and other receivables –
Currently due	$3,673	$1,829
Past due by 90 days or less, not impaired	1,388	239
Past due by greater than 90 days, not impaired	1,226	286
	6,287	2,354

Cash	12,596	1,180
Demand deposits	37,847	28,054
Term deposits	3,896	2,760

	$60,626	$34,348

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at June 30, 2011 and 2010, no material provision had been recorded in respect of impaired receivables.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 18. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at June 30, 2011 are summarized as follows:

	2011	2010

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$10,912	$9,864
In later than 90 days, not later than one year	-	-

	$10,912	$9,864

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, with the commencement of commercial production at the

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Bellekeno mine, the Corporation’s exposure to US dollar currency risk has significantly increased as sales of concentrate are effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	2011	2010

Cash and demand deposits	$11,820	$918
Accounts and other receivable	4,372	114
Accounts payable and accrued liabilities	(64)	(268)

Net exposure	$16,128	$764

Based on the above net exposure at June 30, 2011, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $1,672,000 decrease or increase respectively in both net and comprehensive earnings (2010 – $76,000). The Corporation has not employed any currency hedging programs during the current period.

Market Risk

Under the terms of the off-take agreements by which the Bellekeno mine concentrates are sold, pricing is based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate. The Corporation is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

As at June 30, 2011, if prices for all of silver, lead and zinc had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $1,395,000 due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $1,177,000.

Interest Rate Risk

The Corporation has no significant exposure at June 30, 2011 or 2010 to interest rate risk through its financial instruments.

18.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital remains fundamentally unchanged from the year ended June 30, 2010.

19.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended June 30, 2011 and 2010 is summarized as follows:

	2011	2010

Composition of Cash and Cash Equivalents
Cash	$12,596	$1,180
Demand deposits	37,847	23,203

	$50,443	$24,383

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-Cash Investing and Financing Transactions
Shares issued for acquisition of mineral property interests (see note 6(b))	$25	$-
Capitalization of stock-based compensation expense to deferred exploration and development costs	$796	$458
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$(4,455)	$3,146
Property, plant and equipment	$(1,830)	$1,826
Prepaid expenses	$(203)	$-

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	Segmented Information

	Environmental	Mining	Exploration and
2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,410	$-	$-	$-	$5,410
Non-Canadian	1,423	38,269	-	-	39,692
Intersegment	2,894	-	-	-	2,894
Total segment revenues	9,727	38,269	-	-	47,996
Intersegment revenues eliminated on consolidation	(2,894)	-	-	-	(2,894)
Total revenues as reported	6,833	38,269	-	-	45,102

Cost of sales	6,897	22,424	-	-	29,321
Accretion of asset retirement obligation	48	-	-	-	48
Amortization –
Property, plant and equipment	42	-	-	123	165
Intangible assets	125	-	-	17	142
Stock-based compensation	694	446	-	1,465	2,605
Other expenses	1,700	2,356	-	4,792	8,848
Interest and other expense (income)	(4)	-	(18)	(271)	(293)
Write-down of intangible assets	123	-	-	-	123

Segment income (loss) before taxes	$(2,792)	$13,043	$18	$(6,126)	$4,143

Capital asset expenditures in year	$379	$18,876	$28,632	$87	$47,974

Total assets	$6,132	$99,755	$52,102	$52,746	$210,735

	Environmental	Mining	Exploration and
2010	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,056	$-	$-	$-	$4,056
Non-Canadian	585	-	-	-	585
Intersegment	1,748	-	-	-	1,748
Total segment revenues	6,389	-	-	-	6,389
Intersegment revenues eliminated on consolidation	(1,748)	-	-	-	(1,748)
Total revenues as reported	4,641	-	-	-	4,641

Cost of sales	2,870	-	-	-	2,870
Accretion of asset retirement obligation	24	-	-	-	24
Amortization –
Property, plant and equipment	75	-	-	93	168
Intangible assets	517	-	-	-	517
Stock-based compensation	173	-	-	807	980
Other expenses	1,232	-	-	5,627	6,859
Interest and other expense (income)	(5)	-	(90)	(83)	(178)
Write-down of property, plant and equipment	-	-	30	-	30

Segment income (loss) before taxes	$(245)	$-	$60	$(6,444)	$(6,629)

Capital asset expenditures in year	$67	$-	$31,957	$16	$32,040

Total assets	$4,576	$-	$105,917	$25,117	$135,610

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation’s three operating segments are environmental services, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; mining operations, at the Bellekeno mine; and exploration and development of mineral properties. The operating results from ERDC’s provision of care and maintenance and closure reclamation services under the Subsidiary Agreement (see note 6(a)) are included in the environmental services segment. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third- party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

The Bellekeno mine produces a silver-lead concentrate and a zinc-silver concentrate, both readily marketable with no deleterious elements. During the year ended June 30, 2011, all of the concentrate produced by the mining operations was sold under off-take agreements to a single customer for smelting and refining. During the year ended June 30, 2010, the Corporation recorded revenues from two customers of the environmental services segment representing 10% or more of total revenue, in the amounts of $1,971,000 and $493,000.

21.	Related Party Transactions

(a)

With respect to the Corporation’s December 23, 2009 financing (see note 11(a)), a director and an executive officer of the Corporation participated in the offering, subscribing for a total of 15,000 shares.

(b)

The Corporation rents certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. During the year ended June 30, 2011, through to the date Access Field Services ceased to be a related party of the Corporation in January 2011, the Corporation incurred rent expenses of $48,000 with Access Field Services (2010 – $97,000). At June 30, 2010, accounts payable and accrued liabilities included $5,400 due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

22.	Significant Differences Between Canadian and United States Accounting Principles

Canadian GAAP varies in certain significant respects from principles and practices under US GAAP. The effect of the principal measurement differences on the Corporation’s consolidated financial statements as at and for the years ended June 30, 2011 and 2010 are quantified below and described in the accompanying notes:

Consolidated Balance Sheets	2011	2010

Total assets reported under Canadian GAAP	$210,735	$135,610
Inventories (see (a) below)	(1,737)	-
Mineral properties (see (a) below)	(93,937)	(69,467)
Future income tax assets (see (a), (b) and (c) (b)below)	20,580	-

Total assets under US GAAP	$135,641	$66,143

Total liabilities reported under Canadian GAAP	$74,758	$50,720
Flow-through share premium liability pending renunciation (see (a) below)	-	-
Future income tax liability (see (a), (b) and (c) (b)below)	(8,105)	(7,925)

Total liabilities under US GAAP	$66,653	$42,795

Total shareholders’ equity reported under Canadian GAAP	$135,977	$84,890
Share capital – cumulative flow-through share issuances (see (a) below)	4,394	4,394
Share capital – elimination of future income tax benefit from issuance costs (see (b) below)	(1,730)	(915)
Deficit – cumulative reconciliation adjustments (see (a) and (b) below)	(69,653)	(65,021)

Total shareholders’ equity under US GAAP	$68,988	$23,348

Consolidated Statements of Operations and Comprehensive Loss	2011	2010

Net income (loss) and comprehensive income (loss) reported under Canadian GAAP	$3,498	$(5,219)
Revenue (see (a) below)	1,543	-
Cost of sales (see (a) below)	550	-
Deferred exploration and development costs (see (a) below)	(28,019)	(18,896)
Future income tax recovery, net (see (a), (b) and (c) (b)below)	21,292	656

Net income (loss) and comprehensive income (loss) under US GAAP	$(1,136)	$(23,459)

Net income (loss) per common share under US GAAP – Basic and diluted	$(0.02)	$(0.50)

Consolidated Statements of Cash Flows	2011	2010
Cash flows provided by (used in) operating activities reported under Canadian GAAP	$10,714	$(4,765)
Deferred exploration and development costs (see (a) below)	(37,528)	(14,328)
Cash flows used in operating activities under US GAAP	$(26,814)	$(19,093)
Cash flows used in investing activities reported under Canadian GAAP	$(51,144)	$(25,949)
Deferred exploration and development costs (see (a) below)	37,528	14,328
Cash flows used in investing activities under US GAAP	$(13,616)	$(11,621)

(a)

Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive study which establishes commercially minable reserves on that property, as well as any costs of maintaining title

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

subsequent to initial acquisition. Only the costs relating to initial acquisition of a mineral property asset would be capitalized, and accordingly depletion costs recognized with respect to an existing production resource would be lower. Those development expenditures incurred with respect to an existing production resource would be accounted for as a component of production costs and included in cost of sales and the cost of inventories. Revenue recognized prior to the commencement of commercial production for Canadian GAAP purposes and credited against deferred development costs would be recognized as operating revenue under US GAAP. For the year ended June 30, 2011, under US GAAP, the net effect of these adjustments would be a decrease in the carrying amount of mineral properties of $93,937,000, a decrease in the carrying amount of inventory of $1,737,000, an increase in mining operations revenue of $1,543,000, a decrease in cost of sales of $550,000 and an increase in exploration and development costs charged to operations in the year of $28,019,000. In addition, exploration and development expenditures would be classified as operating activities in the statement of cash flows.

(b)

Under US GAAP, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending renunciation of deductible expenditures to the subscribers. Upon renunciation, any difference between this liability and the resultant future income tax liability is recorded as a future income tax expense. As at June 30, 2011, the renunciations in respect of all flow-through issuances to that date had been effected.

(c)

Under US GAAP, as a result of the tax effecting of the difference described above as well as the recognition of reversals of previously-recorded valuation allowances against net future income tax assets, future income tax recoveries for the year ended June 30, 2011 increased $21,292,000, resulting in a net future income tax asset under US GAAP of $20,580,000.